Oneva Inc.
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
BrainTree	14,074.62
Total Income	14,074.62
Cost of Goods Sold	
Credit Card Processing Fees	4.95
Total COGS	4.95
Gross Profit	14,069.67
Expense	
Miscellaneous Expense	43.00
Show Supplies	667.49
Permits & License	445.75
Event Tickets	3,532.17
Engineering	4,939.20
Hair & Makeup - Anita	2,663.00
Reimbursement Expenses	12,757.00
Advertising and Promotion	3,258.51
Automobile Expense	
Gas	25.00
Total Automobile Expense	25.00
Bank Service Charges	314.00
Business Development	6,556.36
Client Gifts	275.99
Computer and Software	
IT	224.91
Computer and Software - Other	27,956.30
Total Computer and Software	28,181.21
Dues and subscriptions	1,841.58
G&A Contract Labor	
Intern	300.00
Administrative Consulting	500.00
IT Consulting	1,413.00
Marketing Consultant	14,175.05
Misc. Contract Labor	12,012.34
G&A Contract Labor - Other	3,013.19
Total G&A Contract Labor	31,413.58
Insurance Expense	
Liability	2,362.08
Medical	42,582.86
Insurance Expense - Other	21,964.78
Total Insurance Expense	66,909.72
Interest Expense	1,150.00
Marketing	
Special Events	75.00
Marketing - Other	12,676.95
Total Marketing	12,751.95
Meals	3,988.58

Oneva Inc.
Profit & Loss
January through December 2019

	Jan - Dec 19
Medical Expenses	15.17
Office Supplies	2,291.77
Taxes	
Business	722.00
State	1,631.00
Total Taxes	2,353.00
Payroll Expenses	
Payroll Service Fees	61.25
Payroll Taxes	25,702.08
Wages	320,475.30
Total Payroll Expenses	346,238.63
Postage & Shipping	124.35
Printing & Reproduction	196.00
Professional Fees	
Bookkeeping	8,476.47
Consulting	350.00
Accounting Fees	3,125.00
Legal fees	171.63
Total Professional Fees	12,123.10
Rent Expense	31,321.00
Repairs and Maintenance	300.00
Travel Expense	
Misc	28.26
Lodging	9,436.03
Airfare	7,903.26
Ground Transportation	3,965.37
Total Travel Expense	21,332.92
Utilities	
Internet Expense	83.87
Telephone Expense	16,158.15
Total Utilities	16,242.02
Total Expense	614,252.05
Net Ordinary Income	-600,182.38
Net Income	**-600,182.38**

Oneva Inc.
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
Torrey Pines / Bridge Bank 5828	2,215.51
Total Checking/Savings	2,215.51
Other Current Assets	
Security Deposits Made	100.00
Total Other Current Assets	100.00
Total Current Assets	2,315.51
Fixed Assets	
Furniture and Equipment	963.86
Total Fixed Assets	963.86
Other Assets	
Intellectual Property	84,500.00
Total Other Assets	84,500.00
TOTAL ASSETS	**87,779.37**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	17,151.00
Total Accounts Payable	17,151.00
Other Current Liabilities	
Loan From Kiva	0.02
Due To Darden Family Trust	123,000.00
Direct Deposit Liabilities	914.51
Payroll Liabilities	151.94
Total Other Current Liabilities	124,066.47
Total Current Liabilities	141,217.47
Long Term Liabilities	
Convertible Notes	
SAFE	54,943.50
NPA 6	729,500.00
NPA 5	421,000.00
NPA 4	347,000.00
NPA 3	108,000.00
NPA 2	462,500.00
NPA 1	191,000.00
Total Convertible Notes	2,313,943.50
Total Long Term Liabilities	2,313,943.50
Total Liabilities	2,455,160.97
Equity	
Capital Stock	113,573.44
Opening Balance Equity	-712,545.90
Retained Earnings	-1,168,226.76
Net Income	-600,182.38

Oneva Inc.
Balance Sheet
As of December 31, 2019

	Dec 31, 19
Total Equity	-2,367,381.60
TOTAL LIABILITIES & EQUITY	87,779.37